Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Nine Months Ended September 30,	2005	2004
Earnings:
Income before income taxes	$1,764	$716
Add:
Interest and fixed charges excluding capitalized interest	327	305
Portion of rent under long-term operating leases representative of an interest factor	153	144
Distributed income of investees accounted for under the equity method	3	3
Amortization of capitalized interest	7	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	9	9

Total earnings available for fixed charges	$2,245	$1,165

Fixed charges:
Interest and fixed charges	$336	$313
Portion of rent under long-term operating leases representative of an interest factor	153	144

Total fixed charges	$489	$457

Ratio of earnings to fixed charges	4.59x	2.55x

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